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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)

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                        ANGELES INCOME PROPERTIES, LTD. 6
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

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                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17th FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

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                        AMENDMENT NO. 8 TO SCHEDULE 14D-1

          This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on August 13, 1998, as amended by Amendment No. 1 filed with the Commission on August 14, 1998, Amendment No. 2 filed with the Commission on September 11, 1998, Amendment No. 3 filed with the Commission on September 21, 1998, Amendment No. 4 filed with the Commission on September 28, 1998, Amendment No. 5 filed with the Commission on October 5, 1998, Amendment No. 6 filed with the Commission on October 19, 1998 and Amendment No. 7 filed with the Commission on November 17, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO") relating to the tender offer of the Purchaser for up to 20,000 of the outstanding units of limited partnership interest (the "Units") of Angeles Income Properties, Ltd. 6 (the "Partnership"), at a purchase price of $225 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.


ITEM 10.  ADDITIONAL INFORMATION.

          (f) The Offer expired pursuant to its terms at 5:00 p.m., New York time, on Monday, December 14, 1998. The Purchaser currently is reviewing the tendered materials submitted by holders of Units and intends to determine as promptly as practicable the number of Units validly tendered and not withdrawn pursuant to the Offer. In accordance with Rule 14e-1(c) under the Securities Exchange Act of 1934, the Purchaser will promptly pay the consideration due to holders of those Units that have been accepted for payment. Upon a final determination of the number of and payment for Units validly tendered, the Purchaser will file a final Amendment to this Statement reporting the results of the Offer.


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                                    SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1998

                                        COOPER RIVER PROPERTIES, L.L.C.

                                        By:  Insignia Properties, L.P.,
                                             its managing member

                                        By:  Insignia Properties Trust,
                                             its general partner


                                        By:  /s/ PATRICK J. FOYE
                                             ---------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        INSIGNIA PROPERTIES, L.P.

                                        By:  Insignia Properties Trust,
                                             its general partner


                                        By:  /s/ PATRICK J. FOYE
                                             ---------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        INSIGNIA PROPERTIES TRUST


                                        By:  /s/ PATRICK J. FOYE
                                             ---------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY


                                        By:  /s/ PATRICK J. FOYE
                                             ---------------------------------
                                             Patrick J. Foye
                                             Executive Vice President


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